DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/28/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]
				      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS 			WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
842,023

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,094,490

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,094,490

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.02%

14. TYPE OF REPORTING PERSON
IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Energy Infrastructure Acquisition Corp ("EII" or the "Issuer"). The principal executive offices of EII are located at C/O SCHWARTZ & WEISS, P.C.
457 MADISON AVENUE
NEW YORK NY 10022


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons are concerned that the issuer may attempt to withdraw unauthorized monies from the trust account (see exhibit 1)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 5/12/2008 there were 27,221,747 shares of common stock outstanding as of May 5, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,094,490 shares of EII or 4.02% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of EII were purchased:

Date:		Shares:		Price:
6/10/08		200		$10.09
7/01/08		800		$9.81
7/24/08		1,453		$10.02



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Loeb & Loeb LLP
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/28/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10021
Attention: Mitchell S. Nussbaum, Esq.

July 28, 2008
Energy Infrastructure Acquisition Corp. (EII)

Dear Mr. Nussbaum:
We own over one million shares of EII. On July 17, 2008 my partner, Andrew Dakos sent an email to your colleague, Michael Kistler asking for an explanation as to the amount of money that will be withdrawn from EIIs Trust Account prior to distributing the proceeds to the public shareholders in a liquidation. We have not received a response.
We would like to explain our concerns in more detail.
The following amounts are taken from the schedule 14A filing of July 14, 2008. As of March 31, 2008 $217,799,903 was held in the Trust Account. Of the $3,430,111 that EII is entitled to withdraw from interest earned on the Trust Account for working capital purposes, it had withdrawn $2,881,775. That leaves $548,336 of interest available to be withdrawn for working capital purposes. (The July 14th filing states that EII is permitted to withdraw an additional $1,548,336. Presumably, the latter number is erroneous since it is exactly $1 million more than the actual number.)
In addition the Trust is required to pay off convertible loans in the aggregate principal amount of $2,685,000 plus interest.
According to EIIs registration statement our directors and officers have agreed to indemnify us for all claims of creditors to the extent that we fail to obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust. Thus, in a liquidation of EII there should be $214,566,567 ($217,799,903 - $548,336 - $2,685,000)
in the Trust Account (plus any interest earned on the Trust Account less interest payable on the convertible loans since March 31, 2008).
Since there are 20,925,000 publicly held shares, each shareholder should receive $10.254 (plus any interest earned on the Trust Account less interest payable on the convertible loans since
March 31, 2008). This contrasts with the estimate of $10.16 per share provided in the July 14th filing. We would like to see a preliminary proxy statement for a shareholder meeting to vote on the liquidation of EII containing a correct estimate of the liquidating distribution filed with the SEC by August 1, 2008.This should be easy since the July 14th filing included a liquidation proposal. Otherwise, we will assume you are stalling and intend to sue to compel management to honor its commitment. In addition, you should be aware that a number of other large shareholders of EII also have expressed similar concerns to us about this matter.
If it is not resolved promptly and satisfactorily, it could reflect negatively on the marketability of future SPACs with which your firm or any of the underwriters of EII is involved. Please do the right thing and do not force us to resort to litigation. Thank you.

Phillip Goldstein
Principal

cc:	Michael J. Kistler
	Energy Infrastructure Acquisition Corp.
	Continental Stock Transfer & Trust Company
	Maxim Group LLC
	Ferris, Baker Watts Inc.